

Mail Stop 3720

September 2, 2015

Andrew T. Fellner
Chief Executive Officer
Strategic Global Investments, Inc.
701 Palomar Airport Road, Suite 300
Carlsbad, CA 92011

> **Re: Strategic Global Investments, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 26, 2015**
> **File No. 024-10470**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our August 14, 2015 letter.

Our Business, page 1

1.   We note your response to comment 2. Please amend your filing to reflect your assertion that your principal place of business is in Carlsbad, CA. Currently, your disclosure exclusively highlights your operations in Mexico and does not provide additional information about your executive offices in Carlsbad.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Mastrianna, Attorney Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Warren J. Archer
        Morella & Associates